
                Notes to Consolidated Condensed Financial Statements
Note  1:The accompanying Consolidated Condensed Financial Statements (unaudited) have been reviewed by an independent Certified Public Accountant, and in the opinion of management, they contain all adjustments necessary to present fairly the financial position as of October 31, 1994, and the results of operations for the three-month and nine-month periods ended October 31, 1994 and 1993, and the cash flows for the nine-
        month periods ended October 31, 1994 and 1993.

Note  2:The results of operations for the nine-month periods ended October 31, 1994 and 1993 are not necessarily indicative of the results to be expected for the full year.

Note  3:Interest and loan expense is net of interest income of $4,481,000 and $1,857,000 for the three-month periods ended October 31, 1994 and 1993, respectively, and
        $8,058,000 and $3,606,000 for the nine month periods ended October 31, 1994 and
        1993, respectively.  In addition, interest on construction in progress was capitalized in the amount of $1,268,000 and $1,018,000 for the three-month periods ended October
        31, 1994 and 1993, respectively, and $2,869,000 and $2,719,000 for the nine-month periods ended October 31, 1994 and 1993, respectively.

Note  4:If the FIFO method of inventory accounting had been used, inventories would have been $74,051,000 higher at October 31, 1994 and $64,541,000 higher at January 31,
           1994

Note  5:Stock options exercised consisted of 7,000 and 43,800 shares resulting in proceeds of
        $45,000 and $268,000 for the three-month periods ended October 31, 1994 and 1993, respectively, and 117,800 and 151,420 shares resulting in proceeds of $961,000 and
        $854,000 for the nine-month periods ended October 31, 1994 and 1993, respectively.

Note  6:Property is shown net of accumulated depreciation of $339,492,000 at October 31,
        1994 and $296,788,000 at January 31, 1994.

Note  7:Supplemental disclosures of cash flow information:

        Nine months ended October 31                                1994                1993

        Cash paid for interest (net of capitalized)          $33,667,000         $19,395,000
        Cash paid for income taxes                            83,136,000          47,247,000

        Non-cash investing and financing activities:

        Common stock issued to ESOP                           31,729,000          30,558,000
        Fixed assets acquired under capital lease             48,795,000           9,064,000
        Common stock issued to executives
          and directors                                        2,981,000
        Conversion of debt to common stock                       217,000

Note  8:On January 31, 1994, the Board of Directors authorized the funding of the Fiscal 1994
        ESOP contribution primarily with the issuance of new shares of the Company's common stock.  During the first three quarters of Fiscal 1994, the Company issued 922,075 shares with a market value of $31.7 million.

                                -7-

Note  9:On January 10, 1994, the Company filed with the Securities and Exchange Commission a shelf registration statement covering $500 million of "unallocated" debt or equity securities.  The shelf registration enables the Company to issue common stock, preferred stock, senior unsecured debt securities or subordinated unsecured debt securities from time to time.

        On June 27, 1994, the Company sold 10,350,000 shares of common stock under the shelf registration discussed above.  The Company received proceeds, net of the underwriting discount and other costs, of $315,814,000.  The proceeds are being used to finance the Company's large store expansion program and for general corporate purposes.

Note 10:During the second quarter, the Company purchased interest rate caps on its interest rate swap agreements.  The caps limit the Company's floating interest rate exposure to approximately 75 basis points over the fixed rate received in the agreements.  The costs of the caps are amortized over the life of the agreements.

Note 11:During the first quarter of Fiscal 1994, $10,000 principal of the Company's 3%
        Convertible Subordinated Notes were converted into 382 shares of the Company's common stock.  During the third quarter, $207,000 principal of the Company's' 3%
        Convertible Subordinated Notes were converted into 7,921 shares of the Company's common stock.

Note 12:Costs associated with the relocation and closing of stores during the three months and nine months ended October 31, 1994, which were recognized through the restructuring charge in Fiscal 1991, totaled $4,990,000 and $15,850,000, respectively.  Comparable costs incurred during the three months and nine months ended October 31, 1993 were
        $5,757,000 and $10,138,000, respectively.

Note 13:Unearned Compensation - Restricted Stock Awards of $2,486,000 included in
        Shareholders' Equity on the balance sheet is the result of stock grants totaling 95,000 shares made to certain executives and directors.  The amount will be amortized as earned over periods not exceeding seven years.

Note 14:The Company considers its debt and equity securities portfolio, presented herein as both long and short-term investments, to be available for sale under the provisions of
        Statement of Financial Accounting Standards (SFAS) No. 115.  At October 31, 1994,
        the unrealized holding loss on available-for-sale securities was $1,098,000.

Note 15:Earnings per common and common equivalent share is computed based upon the weighted average number of common shares outstanding during the period plus the dilutive effect of common shares contingently issuable from stock options.  Earnings per common share - assuming full dilution reflects the potential dilutive effect of dilutive common share equivalents and the Company's 3% Convertible Subordinated Notes
        issued July 22, 1993.  These notes are due July 22, 2003.
